EXHIBIT 99.1

Internet Gold's Second Quarter Earnings Release Scheduled For August 2, 2012

Ramat-Gan, Israel July 26, 2012, Internet Gold - Golden Lines Ltd. (NASDAQ/TASE: IGLD), today announced that it will release its Second quarter results on Thursday, August 2, 2012.

About Internet Gold

Internet Gold is a telecommunications-oriented holding company which is a controlled subsidiary of Eurocom Communications Ltd. Internet Gold’s primary holding is its controlling interest in B Communications Ltd. (TASE and Nasdaq: BCOM), which in turn holds the controlling interest in Bezeq, The Israel Telecommunication Corp., Israel’s largest telecommunications provider (TASE: BZEQ). Internet Gold’s shares are traded on NASDAQ and the TASE under the symbol IGLD. For more information, please visit the following Internet sites:

www.eurocom.co.il;
www.igld.com;
www.bcommunications.co.il;
www.ir.bezeq.co.il

For further information, please contact:
Idit Cohen – IR Manager
idit@igld.com / Tel: +972-3-924-0000
Investor relations contacts:
Mor Dagan - Investor Relations
mor@km-ir.co.il / Tel: +972-3-516-7620